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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.           )*
                                          ----------

                       OXBORO MEDICAL INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  691384 10 1
                                 (CUSIP NUMBER)


                                John R. Walter
                             1920 - 1st Avenue South
                              Anoka, Minnesota 55303
                                  (612) 421-5396

                              -------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                  January 15, 1998
      ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   SCHEDULE 13D

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 CUSIP No. 691384 10 1                              Page 2 of _____ pages,
                                                    including exhibits
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--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    John R. Walter
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                           (b) /X/

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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS*

    SC
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)

    N/A
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
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         NUMBER OF          7   SOLE VOTING POWER
           SHARES
                                40,000
                           -----------------------------------------------------
        BENEFICIALLY        8   SHARED VOTING POWER
          OWNED BY
                                -0-
                           -----------------------------------------------------
            EACH            9   SOLE DISPOSITIVE POWER
         REPORTING
                                40,000
                           -----------------------------------------------------
           PERSON           10  SHARED DISPOSITIVE POWER
            WITH
                                -0-
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 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,000
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 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

    N/A
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 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5 percent. Based upon 2,658,942 shares outstanding, including the shares reported in Row 11.
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

    IN
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                                       2
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                                    SCHEDULE 13D

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 CUSIP No. 691384 10 1                              Page 3 of _____ pages,
                                                    including exhibits
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ITEM 1.  SECURITY AND ISSUER

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

     Common Stock, $.01 par value
     Oxboro Medical International, Inc.
     13828 Lincoln Street  N.E.
     Ham Lake, Minnesota 55304


ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:

          John R. Walter

     (b)  Business address:

          1920 1st Avenue South, Anoka, Minnesota 55303

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Financial Planner, John R. Walter & Associates, 1920 1st Avenue South, Anoka, Minnesota 55303.

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          N/A

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize they terms of such judgment, decree or final order:

          N/A

     (f)  Citizenship:

          United States

                                    SCHEDULE 13D

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 CUSIP No. 691384 10 1                              Page 4 of _____ pages,
                                                    including exhibits
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Walter exercised an option to purchase 40,000 shares of Common Stock of the Issuer effective January 15, 1998. The exercise price of $43,200 was paid by delivery of a nonrecourse promissory note to the Issuer that provides for payment of the principal amount in five equal annual installments, commencing in January 1999, together with all interest accrued and unpaid as of the date of payment, and interest at an annual rate of 6%. The shares have been pledged to and are being held by the Issuer as security for the repayment of the note.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition was for investment and, secondarily, in response to the solicitation of proxies in opposition to management in connection with the 1998 Annual Meeting. Mr. Walter intends to vote all shares (including shares acquired after the record date for the meeting, to the extent that he obtains proxies for such shares) in favor of management proposals and nominees to the Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number and percentage of the class of securities beneficially owned:

          40,000 shares of Common Stock, representing 1.5% of the total shares of the Issuer outstanding as of January 16, 1998, as disclosed in the Issuer's Definitive Proxy Statement dated February 4, 1998. In addition, under Section 13d-3(b) (under some interpretations), Mr. Walter may be deemed to be the beneficial owner of 436,155 shares of the Issuer's Common Stock in which Larry Rasmusson has a beneficial interests and 40,000 shares of Common Stock in which Dennis L. Mikkelson has a beneficial interest.
          (Each of the foregoing (also directors of the Issuer) has reported his beneficial ownership on a Schedule 13D.) If combined, such shares would represent 19.4% of the Issuer's outstanding shares as of January 16, 1998.

     (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

          Mr. Walter has sole power to vote and dispose of 40,000 shares.

     (c)  Transactions in the securities effected during the past sixty days:

          Mr. Walter acquired 40,000 shares of the Common Stock of the Issuer on January 15, 1998 for a purchase price of $1.08 per share.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

          N/A

                                    SCHEDULE 13D

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 CUSIP No. 691384 10 1                              Page 5 of _____ pages,
                                                    including exhibits
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Stock Option Agreement dated June 19, 1997, filed as Exhibit
            10.13 to and incorporated by reference from the Issuer's Report on Form 10-KSB for the year ended September 30, 1997.

         2. Stock Option Excercise and Loan Agreement dated January 15, 1998.

         3.   Secured Promissory Note dated January 15, 1998.

         4.   Instruments Security Agreement dated January 15, 1998.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998                       /s/John R. Walter
-----------------                       -----------------
        Date                               Signature

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